Syneron and Obagi Medical to Initiate Collaboration Aimed at Improved Patient Outcomes in Aesthetic Medical Procedures

YOKNEAM, ISRAEL and TORONTO -- 02/05/2007 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today announced the initiation of a multi-center clinical study with Obagi Medical Products, Inc. (NASDAQ: OMPI), a California-based company, and a leader in aesthetic and therapeutic skin health care.

As part of the study, doctors who are actively performing Syneron elos procedures will begin evaluating Obagi’s newly developed Nu-Derm Condition and Enhance(TM)skin care systems, prior to or following elos treatments to measure improvement in overall patient outcome for the treatment of fine lines, photo damage and hyper-pigmented skin attributable to the combination therapy.

“The collaboration with Obagi will increase Syneron's market exposure to plastic surgeons and strengthen Syneron's positions as the leader in the aesthetic market,” said Doron Gerstel, President of Syneron North America. “We are delighted that Obagi has recognized Syneron as a leader in our market, and we look forward to a successful clinical study and future collaboration on new product development.”

“Energy-based skin rejuvenation treatments have a strong and growing presence among cosmetic and plastic surgeons,” said Steve Carlson President and CEO of Obagi Medical Products, Inc. “Given Syneron’s innovative technology and understanding of this space, they are an ideal partner to undertake this study. Our goal is to demonstrate the advantages of adding complementary topical treatments to existing medical aesthetic procedures in order to improve patient outcomes.”

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

About Obagi Medical Products, Inc.

Obagi Medical Products is a specialty pharmaceutical company that develops and commercializes innovative products for the dermatology, plastic surgery and related aesthetic and therapeutic markets. Using its Penetrating Therapeutics(TM) technologies, Obagi’s products are uniquely designed to improve penetration of agents across the skin barrier for the prevention and correction of the most common skin disorders in adult skin such as chloasma, melasma, senile letigines, acne vulgaris and sun damage. Obagi launched its first skincare system, Obagi-Nu-Derm, in 1988; and in 2004 launched the first and only prescription strength Vitamin C and hydroquinone system, Obagi-C Rx System. Obagi System products are only available through physicians, which include over 3,500 in the U.S., primarily dermatologists and plastic surgeons, medical spas and other skin care specialists.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements including, but not limited to, Syneron's expectations regarding improved patient outcomes, increased marketing exposure to plastic surgeons, and the development of new products are forward-looking statements within the meaning of the safe harbor provisions of the Act. Undue reliance should not be placed on forward-looking statements. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

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For more information, please contact:

David Seligman, CFO, +972 54 772 6559, email: cfo@syneron.com

Judith Kleinman, VP Investor Relations, +972-4-909-6282, email: ir@syneron.com

Nick Laudico, IR consultant, The Ruth Group (US contact), 646 734 4792, email: nlaudico@theruthgroup.com

Elin Spahr, Airfoil Public Relations for Syneron Medical Ltd., (248) 304-1412, email: spahr@airfoilpr.com